SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2007

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number: 1-11024
A.	Full title of plan and address of the plan, if different from that of the issuer named below:
CLARCOR 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CLARCOR Inc.
840 Crescent Centre Drive
Suite 600
Franklin, TN 37067

CLARCOR 401(k) Plan
Financial Statements and
Supplemental Schedule
As of and for the Years Ended
December 31, 2007 and 2006

CLARCOR 401(k) Plan
Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5-6
Notes to Financial Statements	7-11

Supplemental Schedule
Schedule of Assets (Held at End of Year)	13-14

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to the CLARCOR 401(k) Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Committee of the CLARCOR 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the CLARCOR 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years ended December 31, 2007 and 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Nashville, Tennessee
June 25, 2008

CLARCOR 401(k) Plan
Statements of Net Assets Available for Benefits

December 31,	2007	2006

Assets

Investments, at fair value
Common/collective trust	$11,247,628	$11,081,479
Mutual funds	55,945,494	49,570,449
CLARCOR Inc. Common Stock Fund	6,701,864	6,367,074
Participant loans	2,640,490	2,389,785

Total investments	76,535,476	69,408,787

Receivables
Employer contributions	89,526	143,560
Participant contributions	169,201	239,123

Total receivables	258,727	382,683

Net Assets Available for Benefits	$76,794,203	$69,791,470

See accompanying notes to financial statements.

CLARCOR 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2007	2006

Additions
Investment income
Interest income from common/collective trust	$501,453	$508,510
Dividend income from CLARCOR Inc. Common Stock Fund	40,705	38,804
Interest income from participant loans	211,279	161,577
Dividend income from mutual funds	2,780,735	2,084,434

Total interest and dividends	3,534,172	2,793,325

Net appreciation in fair value of
Mutual funds	365,428	3,165,051
CLARCOR Inc. Common Stock Fund	689,787	677,589

Total net appreciation	1,055,215	3,842,640

Net gain on sale of investments of
CLARCOR Inc. Common Stock Fund	59,548	54,130
Mutual funds	280,838	280,474

Total net gain on sale of investments	340,386	334,604

Total investment income	4,929,773	6,970,569

Contributions
Employer	2,832,522	2,759,918
Participant	4,993,022	4,816,627
Rollover	569,829	509,491
Other additions	3,053	47,954

Total contributions	8,398,426	8,133,990

Total additions	13,382,199	15,104,559

CLARCOR 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2007	2006

Deductions
Benefits paid to participants	$6,309,651	$9,237,783
Administrative fees	14,452	16,011
Transfers out to CLARCOR 401(k) Retirement Savings Plan	0	92,947
Other deductions	1,363	66,598

Total deductions	6,325,466	9,413,339

Net Increase	7,002,733	5,691,220

Net Assets Available for Benefits, at beginning of year	69,791,470	64,100,250

Net Assets Available for Benefits, at end of year	$76,794,203	$69,791,470

See accompanying notes to financial statements.

CLARCOR 401(k) Plan
Notes to Financial Statements

1.	Description of Plan	The following brief description of the CLARCOR Inc. (the “Company”) 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

	General	The Plan is a defined contribution plan established January 1, 2004, which covers eligible domestic employees of the Company who are 21 or older, and who are not continuing participation in the CLARCOR Inc. Pension Plan effective January 1, 2004. Effective July 1, 2007 employees are automatically enrolled at 3% pre-tax following a 60 day opt-out period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Each year, participants may contribute up to 50% of pretax or after-tax (Roth) annual compensation, as defined in the Plan, up to the Internal Revenue Code limitations as soon as they are hired. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 100% of the first 3% and 50% of the next 2% of pretax compensation that a participant contributes to the Plan once the participant has three months of service.

	Participant Accounts	Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant account balances, as defined. The only benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a common/collective trust, Company common stock and 22 mutual funds as investment options for participants.

CLARCOR 401(k) Plan
Notes to Financial Statements

Vesting	As this is a safe harbor match plan, participants are immediately vested in their contributions and the Company’s match, plus actual earnings thereon.

Participant Loans	Participants may borrow from their accounts a minimum of $1,000 and participants may have only one loan outstanding. Loans are repaid through payroll deductions with principal and interest being credited to the participants’ account balances. Loans may not exceed the lesser of 50% of the participant’s vested balance or $50,000 and loans are to be repaid over a period of time not to exceed five years, unless used for the purchase of a principal residence, in which case the payback period may not exceed 15 years. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus 2% at the time of the loan.

Payment of Benefits	Upon termination of service, death, disability or retirement, participants or their beneficiaries will receive lump-sum benefit payments. Benefits paid are equal to the value of the participant’s vested interest in his or her account.

Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their after-tax contributions and related earnings. Withdrawals from the Plan may also be made upon circumstances of financial hardship in accordance with provisions specified in the Plan.

Forfeited Accounts	Forfeitures are used to reduce future Company contributions. No forfeitures were incurred or used to reduce Company contributions during 2007 or 2006.

Administrative Expenses	The Company pays substantially all of the Plan’s administrative expenses.

CLARCOR 401(k) Plan

Notes to Financial Statements

2.	Summary of Significant Accounting Policies

	Basis of Accounting	The financial statements of the Plan are prepared under the accrual method of accounting.

	Use of Estimates	The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

	Risks and Uncertainties	The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market valuation and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in fund values.

	Investment Valuation	The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and shares of the common/collective trust are valued at the net asset value of shares or units held by the Plan at year end. The Company common stock fund is valued at the year end unit closing price, based on the quoted market price of the Company common stock plus uninvested cash. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

	Payment of Benefits	Benefits are recorded when paid.

CLARCOR 401(k) Plan
Notes to Financial Statements

3.	Significant Investments	The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

December 31,	2007	2006

CLARCOR Inc. Common Stock Fund	$6,701,864	$6,367,074
Vanguard 500 Index Fund	14,848,187	14,014,121
Vanguard U. S. Growth Fund	4,047,364	4,040,965
Vanguard Wellington Fund	9,246,732	8,330,565
Vanguard Windsor II Fund	5,361,663	4,925,098
Vanguard Retirement Savings Trust	11,247,628	11,081,479
Vanguard International Growth Fund	4,624,563	3,329,746

4.	Related-Party Transactions	The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Fees paid by participants of the plan for annual loan and redemption fees amounted to $14,452 and $16,011 for the years ended December 31, 2007 and 2006, respectively.

CLARCOR Inc. common stock fund contains shares of common stock issued by the Company. The Company is the plan sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest which are exempt from the prohibited transaction rules.

5.	Plan Termination	Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

6.	Tax Status	The Internal Revenue Service has determined and informed the Company by a letter dated June 27, 2005 that the Plan and related trust is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

CLARCOR 401(k) Plan
Notes to Financial Statements

7.	Prohibited Transactions	During 2007, the Company determined that collections of certain loans was completed in a period exceeding the maximum allowable term of 5 years for non-housing loans as allowed by the Plan. The total principal and interest paid after the allowable 5 year period was $791 for the year ended December 31, 2007.

Supplemental Schedule

CLARCOR 401(k) Plan
Schedule of Assets (Held at End of Year)
EIN: 36-0922490
Plan Number: 010
Schedule H, line 4i

December 31,					2007
					(f)
	(b)	(c)	(d)	(e)	Current
(a)	Identity of Issuer	Description of Investment	Cost	Shares/Units	Value

*	CLARCOR Inc. Common Stock Fund	Company Common Stock	(a)	176,504	$6,701,864

*	Vanguard Retirement Savings Trust	Common/Collective Trust	(a)	11,247,628	11,247,628

*	Vanguard Prime Money Market Fund	Mutual Fund	(a)	2,431,797	2,431,797

*	Vanguard Explorer Fund	Mutual Fund	(a)	38,309	2,727,252

*	Vanguard Wellington Fund	Mutual Fund	(a)	283,468	9,246,732

*	Vanguard Intermediate Term Investment Grade	Mutual Fund	(a)	238,707	2,336,939

*	Vanguard Intermediate Term Treasury Fund	Mutual Fund	(a)	279,583	3,162,079

*	Vanguard 500 Index Fund	Mutual Fund	(a)	109,865	14,848,187

*	Vanguard Windsor II Fund	Mutual Fund	(a)	171,518	5,361,663

*	Vanguard U.S. Growth Fund	Mutual Fund	(a)	203,282	4,047,364

*	Vanguard International Growth Fund	Mutual Fund	(a)	186,324	4,624,563

*	Vanguard Small Cap Index Fund	Mutual Fund	(a)	61,920	2,017,367

*	Vanguard Mid Cap Index Fund	Mutual Fund	(a)	145,575	3,013,402

*	Vanguard Target Retirement Income Fund	Mutual Fund	(a)	3,161	35,179

*	Vanguard Target Retirement 2005 Fund	Mutual Fund	(a)	1,131	13,598

*	Vanguard Target Retirement 2010 Fund	Mutual Fund	(a)	2,944	67,889

*	Vanguard Target Retirement 2015 Fund	Mutual Fund	(a)	44,155	576,669

*	Vanguard Target Retirement 2020 Fund	Mutual Fund	(a)	310	7,287

CLARCOR 401(k) Plan

Schedule of Assets (Held at End of Year)

EIN: 36-0922490
Plan Number: 010
Schedule H, line 4i

December 31,					2007
					(f)
	(b)	(c)	(d)	(e)	Current
(a)	Identity of Issuer	Description of Investment	Cost	Shares/Units	Value

*	Vanguard Target Retirement 2025 Fund	Mutual Fund	(a)	44,539	$611,079

*	Vanguard Target Retirement 2030 Fund	Mutual Fund	(a)	925	22,075

*	Vanguard Target Retirement 2035 Fund	Mutual Fund	(a)	33,865	495,113

*	Vanguard Target Retirement 2040 Fund	Mutual Fund	(a)	380	9,021

*	Vanguard Target Retirement 2045 Fund	Mutual Fund	(a)	17,849	269,341

*	Vanguard Target Retirement 2050 Fund	Mutual Fund	(a)	876	20,898

*	Participant Loans	Loans to participants			2,640,490

					$76,535,476

*	Represents party-in-interest.

(g)	The cost of participant-directed investments is not required to be disclosed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CLARCOR 401(k) Plan

By	/s/ Richard M. Wolfson

Richard M. Wolfson
Vice President, General Counsel and Corporate Secretary
CLARCOR Inc.

Date 7/1/2008